Exhibit 99.5

Postmedia Network Reports Third Quarter Results
Transformation initiatives seek to reduce cost structure 15-20% over three years

July 10, 2012 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the third quarter ended May 31, 2012.

Third Quarter Operating Results
Net loss in the quarter ended May 31, 2012 was $12.1 million compared to a net loss of $2.7 million in the same period in the prior year.

Operating income was $4.1 million, a decrease of $23.0 million relative to the same period in the prior year. The decrease was due to an increase in restructuring expenses and a decline in revenue, partially offset by lower operating costs.

Operating income before depreciation, amortization and restructuring of $36.2 million represents a decrease of $10.4 million, relative to the same period in the prior year.

Revenue for the quarter totaled $212.0 million, a decrease of $15.6 million (or 6.9%) relative to the same period in the prior year. This compares to total revenue declines of 7.6% and 9.1% in the second and first quarters of the current fiscal year, respectively, relative to the same periods in the prior year.  The decrease in the current quarter was primarily due to a decrease in print advertising revenue of $14.5 million (or 10.0%) with the largest declines occurring in the national category. Print circulation revenue decreased $2.8 million (or 5.1%) relative to the same period in the prior year. Digital revenue increased $1.5 million (or 6.8%) relative to the same period in the prior year. This digital revenue increase compares to an increase of 0.5% in the second quarter and a decline of 1.4% in the first quarter of the current fiscal year, relative to the same periods in the prior year. Other revenue increased $0.3 million relative to the same period in the prior year.

Total operating expenses excluding depreciation, amortization and restructuring decreased $5.3 million (or 2.9%) relative to the same period in the prior year. This decrease was largely due to lower compensation, newsprint and distribution expenses partially offset by an increase in other operating costs.

Year to Date Operating Results
Net earnings in the nine months ended May 31, 2012 were $5.1 million compared to a net loss of $9.2 million in the same period in the prior year. The improvement was due to the gain on sale of the Times Colonist in Victoria and British Columbia-based community newspaper assets to Glacier Media Inc. and a decrease in net loss from continuing operations.

Net loss from continuing operations was $8.9 million, compared to a net loss of $11.3 million in the same period in the prior year.

Operating income was $41.6 million, a decrease of $24.7 million relative to the same period in the prior year due to a decrease in revenue partially offset by lower operating and restructuring costs.

Operating income before depreciation, amortization and restructuring was $116.2 million, a decrease of $39.5 million relative to the prior year.

Revenue for the nine months ended May 31, 2012 was $641.8 million, a decrease of $55.0 million relative to the same period in the prior year. Print advertising revenue decreased $48.8 million (or 10.8%) with the most significant declines occurring in the national advertising category. Print circulation revenue decreased $6.9 million (or 4.2%) and other revenue decreased $0.5 million. Digital revenue increased $1.3 million as gains in local digital advertising more than offset the weakness in national digital advertising revenue.

Total operating expenses excluding depreciation, amortization and restructuring decreased $15.5 million (or 2.9%) relative to the same period in the prior year. Expense reductions were due to lower compensation and newsprint costs partially offset by increases in other operating costs.

Business Transformation Initiatives
The Company is currently implementing the initial phase of initiatives aimed at significantly reducing legacy newspaper infrastructure costs. Initiatives include the shutdown of the Company’s proprietary breaking news service, the expansion of Postmedia Editorial Services in Hamilton in order to accommodate centralized newspaper production services and the cancellation of Sunday editions in three markets. These and various other initiatives will be implemented during Q4 fiscal 2012 and Q1 fiscal 2013 and are expected to deliver $35-$40 million in annualized cost savings. These savings represent the initial phase of a three year business transformation program that, in total, is targeted to result in operating cost savings of 15% to 20%.

Sale of 1450 Don Mills Road, Toronto
On June 26, 2012, Postmedia announced that it had entered into an agreement of sale and purchase with The Rose & Thistle Group Ltd. for the sale of the Company’s headquarters at a purchase price of $24 million. The transaction is expected to close September 2012 and net proceeds will be used for debt repayment.

Debt Repayment
For the quarter ended May 31, 2012, Postmedia made total debt repayments of $7.6 million (US$7.5 million) related to its US dollar term loan. After giving effect to these debt repayments, outstanding long term debt at May 31, 2012 consisted of US$240.0 million under the term loan credit facility and US$268.6 million of Senior Secured Notes.

Management Commentary
“While we continue to face a challenging and uncertain outlook with respect to our traditional business model, we are aggressively launching initiatives that proactively support our transformation from a print newspaper publisher to a digital and audience focused media company,” said Paul Godfrey, President and Chief Executive Officer. “The changes we are making will produce a more nimble, forward-looking media company, capable of producing higher quality and better targeted products.”

Transition to International Financial Reporting Standards (“IFRS”)
Postmedia adopted IFRS on September 1, 2011. The Company’s interim condensed consolidated financial statements for the three and nine months ended May 31, 2012 have therefore been prepared in accordance with IFRS including comparative financial information for the three and nine months ended May 31, 2011.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This press release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, statements regarding the closing of the transaction to sell real estate located at 1450 Don Mills Road in Toronto, Ontario and the related repayment of debt; the implementation and results of the Company’s transformation initiatives, including the realization of anticipated cost savings; competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the year ended August 31, 2011 and the period ended August 31, 2010. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Operating Results for the three months ended May 31, 2012 and 2011
(In thousands of Canadian dollars)	Q3 F2012	Q3 F2011	Q3 F2012 to Q3 F2011 Variance Favourable (Unfavourable)

Revenues
Print advertising	131,077	145,601	(14,524)
Print circulation	52,484	55,327	(2,843)
Digital	23,584	22,077	1,507
Other	4,876	4,623	253
Total revenue	212,021	227,628	(15,607)
Expenses
Compensation	89,469	95,801	6,332
Newsprint	13,644	14,493	849
Distribution	31,456	32,585	1,129
Other operating	41,224	38,169	(3,055)
Operating income before depreciation, amortization and restructuring	36,228	46,580	(10,352)
Depreciation	6,585	6,769	184
Amortization	10,828	11,102	274
Restructuring and other items	14,730	1,589	(13,141)
Operating income	4,085	27,120	(23,035)
Interest expense	16,084	17,704	1,620
Loss on debt prepayment	-	11,018	11,018
Net financing expense related to employee benefit plans	975	843	(132)
Loss on disposal of property and equipment and intangible assets	43	115	72
(Gain) loss on derivative financial instruments	(9,836)	1,907	11,743
Foreign currency exchange losses	8,956	695	(8,261)
Loss before income taxes	(12,137)	(5,162)	(6,975)
Provision for income taxes	-	-	-
Net loss from continuing operations	(12,137)	(5,162)	(6,975)
Net earnings from discontinued operations, net of tax of nil	-	2,437	(2,437)
Net loss attributable to equity holders of the Company	(12,137)	(2,725)	(9,412)

Postmedia Network Canada Corp.
Operating Results for the nine months ended May 31, 2012 and 2011
(In thousands of Canadian dollars)	F2012	F2011	F2012 to F2011 Variance Favourable (Unfavourable)

Revenues
Print advertising	402,830	451,637	(48,807)
Print circulation	157,954	164,879	(6,925)
Digital	67,139	65,850	1,289
Other	13,830	14,371	(541)
Total revenue	641,753	696,737	(54,984)
Expenses
Compensation	266,766	283,771	17,005
Newsprint	40,911	44,538	3,627
Distribution	94,654	95,899	1,245
Other operating	123,259	116,860	(6,399)
Operating income before depreciation, amortization and restructuring	116,163	155,669	(39,506)
Depreciation	19,564	20,344	780
Amortization	32,685	33,982	1,297
Restructuring and other items	22,341	35,040	12,699
Operating income	41,573	66,303	(24,730)
Interest expense	47,720	55,828	8,108
Loss on debt prepayment	-	11,018	11,018
Net financing expense related to employee benefit plans	2,925	2,531	(394)
Loss on disposal of property and equipment and intangible assets	78	115	37
(Gain) loss on derivative financial instruments	(15,260)	29,473	44,733
Foreign currency exchange (gains) losses	15,034	(22,563)	(37,597)
Acquisition costs	-	1,217	1,217
Loss before income taxes	(8,924)	(11,316)	2,392
Provision for income taxes	-	-	-
Net loss from continuing operations	(8,924)	(11,316)	2,392
Net earnings from discontinued operations, net of tax of nil	14,053	2,078	11,975
Net earnings (loss) attributable to equity holders of the Company	5,129	(9,238)	14,367